October 18, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kyle Wiley Mitchell Austin Laura Veator Stephen Krikorian Division of Corporation Finance

Re:	Tiga Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed October 6, 2022 File No. 333-264902

Ladies and Gentlemen:

This letter sets forth responses of Tiga Acquisition Corp. (the “Registrant”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 17, 2022 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on October 6, 2022 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 4 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 4.

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021

2. Adjustments to Unaudited Pro Forma Combined Financial Information, paragraph 6, page 298

1.
We note your response to prior comment 12 and your revised disclosure to include the success fee in Tiga’s estimated transaction costs and the pro forma adjustment to cash. However, it’s unclear how you considered including Tiga’s total estimated transaction costs of $27.8 million as an expense adjustment in your Pro Forma Combined Statement of Operations for the year ended December 31, 2021. Please clarify how you considered this.

Response:

The Registrant considered that the Business Combination is accounted for as a reverse recapitalization akin to Grindr issuing equity for the net assets, primarily comprised of cash, of the Registrant. Accordingly, the success-based fees incurred by the Registrant are reflected as a reduction to the net proceeds of the Registrant and an adjustment to Grindr’s additional paid in capital in the Pro Forma Combined Balance Sheet. The accounting treatment is consistent with the accounting for Grindr’s direct and incremental issuance costs under SAB Topic 5.A as an adjustment to equity rather than an expense, except for $1.2 million of Grindr’s transaction costs allocated to the liability classified warrants. Accordingly, the Registrant has not adjusted for direct and incremental transaction costs of the Registrant or Grindr in the Pro Forma Combined Statement of Operations, except as noted above for the transaction costs allocated to the liability classified warrants.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Rod Miller at (212) 530-5022.

Sincerely,

/s/ Rod Miller
Rod Miller

cc:	Raymond G. Zage III, Tiga Acquisition Corp. Bill Shafton, Grindr Group LLC Gary Hsueh, Grindr Group LLC David H. Zemans, Milbank LLP Garth Osterman, Cooley LLP David Peinsipp, Cooley LLP